

SECURI 04017555 MMISSION
washington, D.C. 20549

A+F 3-24-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4 999 6

SEC MAIL RECEIVED FEB 27 2004 PROCESSING SECTION

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2003</u> AND ENDING <u>DECEMBER 31, 2003</u>
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 PERIMETER PARK DRIVE SUITE 100
            (No. and Street)

ATLANTA   GEORGIA   30341
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN GOLDMAN   770-913-3999
                       (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIBISER & GIBISER CPA'S P.C.
       (Name — if individual, state last, first, middle name)

4155 VETERANS HWY - SUITE 14	RONKONKOMA	NEW YORK	11779
(Address)	(City)	(State)	Zip Code

CHECK ONE:
 XX Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED
MAR 29 2004
THOMSON FINANCIAL**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____STEPHEN GOLDMAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GEORGIA CAPITAL PARTNERS D/B/A TRADERS ADVANTAGE_____, as of _____DECEMBER 31_____, 19__2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE

FINANCIAL STATEMENTS
DECEMBER 31, 2003

GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE

INDEX

Auditor's Report.. 1

Financial Statements:

    Statement of Financial Condition............................. 2

    Statement of Income 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows..................................... 5

    Notes to Financial Statements................................. 6-8

    Computation of Net Capital.................................... 9

    Notes to Supplementary Schedules........................... 10

    Report on Internal Controls................................... 11-12

4155 VETERANS HIGHWAY, SUITE 14, RONKONKOMA, NEW YORK 11779
TELEPHONE: (631) 285-6290
FAX: (631) 285-6294
3475 OAK VALLEY RD., N.E., UNIT 2130, ATLANTA, GA 30326-1287
TELEPHONE: (404) 231-0114

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Georgia Capital Partners, Inc. D/B/A
Traders Advantage

We have audited the accompanying statement of financial condition of Georgia Capital Partners, Inc. D/B/A Traders Advantage as of December 31, 2003, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Capital Partners, Inc. D/B/A Traders Advantage at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gibiser & Gibiser CPA's P.C.

Bohemia, New York
February 23, 2004

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS

Cash	$ 4,293	
Receivables from Broker-Dealer and Clearing Organizations	22,816	
Deposits with Clearing Organizations and Others	28,780	
Furniture and Equipment at Cost, less Accumulated Depreciation of $38,293	30,796	
Prepaid Expenses & Taxes	5,340	
Total Assets		$ 92,025

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	8,241	
Total Liabilities		$ 8,241

STOCKHOLDERS' EQUITY

Common Stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1	
Additional Paid In Capital	443,627	
Accumulated Deficit	(359,844)	
Total Stockholders' Equity		83,784
Total Liabilities and Stockholders' Equity		$ 92,025

The accompanying notes are an integral part of these financial statements.

2

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES

Commissions – Listed Equities	$ 56,658	
Commissions – OTC Equities	211,503	
Other Revenue	10,075	
Interest Income	64	
Total Revenues		$ 278,300

EXPENSES

Floor Brokerage, Exchange and Clearance Fees	121,236	
Employee Compensation & Benefits	61,196	
Communications and Data Processing	32,639	
Interest	152	
Occupancy	13,489	
Other Expenses	76,205	
Total Expenses		304,917
Net Loss		$ (26,617)

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at January 1, 2003	100	$ 1	$ 420,327	$ (333,227)	$ 87,101
Net Loss	--	--	--	(26,617)	(26,617)
Capital Contributions	--	--	23,300	-0-	23,300
Balance at December 31, 2003	100	$ 1	$ 443,627	$ (359,844)	$ 83,784

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss		$ (26,617)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization	$ 12,868	
(Increase) Decrease in Operating Assets:		
Prepaid Expenses	(2,786)	
Receivable from Broker-Dealer and Clearing Organizations and others	1,936	
Deposits with Clearing Organizations and Others	(63)	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Accrued Expenses	(23,159)	
Taxes Payable	(1,163)	
Total Adjustments		(12,367)
Net Cash Used in Operating Activities		(38,984)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Furniture and Equipment	(3,959)	
Net Cash Used in Investing Activities		(3,959)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital Contribution	23,300	
Net Cash Provided by Financing Activities		23,300
Decrease in Cash		(19,643)
Cash at Beginning of the Year		23,936
Cash at End of the Year		$ 4,293

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
ACTIVITIES AND OTHER DISCLOSURES

Interest Paid		$ 152

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

    The Company is an introducing broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company is a Georgia corporation whose primary source of revenue is from commissions generated from day-traders.

2. **Significant Accounting Policies**

    Basis of Presentation

    The Company elects to clear orders through a clearing broker. The Company receives commissions from the transactions according to its contract with the clearing broker.

    Commissions

    Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

    Income Tax

    The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

    Depreciation and Amortization

    Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Organizational Costs are amortized over a 5-year period. Depreciation and Amortization for the year ended December 31, 2003 was $12,867.

    Advertising Costs

    Advertising costs are expensed as incurred. Advertising expense totaled $2,499 for the year ended December 31, 2003.

    Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3. **Receivable From and Payable To Broker-Dealer and Clearing Organizations**

Amounts receivable from and payables to broker-dealers and clearing organizations at December 31, 2003 consist of the following:

Commissions receivable	$ 22,816

4. **Operating Leases**

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2003 are approximately as listed below. Rent expense for the year ended December 31, 2003 was $13,489.

2004	$	14,144
2005		11.034
	$	25,178

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $45,238, which was $40,238 in excess of its required net capital of $5,000.

6. **Employee Benefits**

In 1999, the Company initiated a Simple-IRA Profit Sharing Plan. The pan covers all employees with compensation in excess of $5,000 annually. Participants may make salary contributions up to the lesser of $9,000 annually or 100% of their compensation. The Company will match up to the lessor of 1% to 3% of each employee's salary or their salary deferral. The Company's matching contributions for 2003 was $1,500.

7. **Concentrations of Commission Income**

The Company receives approximately 65% of the Company's Commission Revenue from its two largest day traders.

7

8. **Financial Instruments with Off-Balance Sheet Risk.**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, pursuant to its clearing agreement with its clearing broker, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company's clearing broker executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

9. **Going Concern Issues arising from Recurring Losses and Cash Flow Problems**

As shown in the accompanying financial statements, the Company has incurred losses from operations at December 31, 2003 of $26,617 and continues to experience certain decreases in working capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. However, management has instituted certain cost reductions that include a reduction in communications and data processing due to a restructuring of how transactions are processed and a reduction in office rent. Additionally, marketing efforts are underway to attract new day traders to increase commission revenues. Finally, ownership has committed to capital contributions up to $60,000 as needed during 2004 to alleviate projected short-term cash flow shortages. While the Company believes these factors will contribute toward achieving profitability, there can be no assurance that the Company will be successful in achieving its objectives.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital

Total Stockholders' Equity		$	83,784
Deductions and/or Charges:			
Nonallowable Assets:			
Furniture and Equipment	$ 30,796		
Other Assets	7,750		
Total Deductions and/or Charges			38,546
Net Capital		$	45,238

Aggregate Indebtedness
  Items included in Statement of Financial
  Condition:

Other Accounts Payable and Accrued Expenses	$ 8,241		
Total Aggregate Indebtedness		$	8,241

Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:	$	5,000
Excess Net Capital at 1,500 percent	$	40,238
Excess Net Capital at 1,000 percent	$	44,504
Ratio: Aggregate Indebtedness to Net Capital		.19 to 1

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of
December 31, 2003)

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report		$	40,757
Audit adjustments to correct Commissions Receivable	$ 6,058		
Adjustment to Cash Balances (voids)	2,596		
Audit adjustments to correct Liabilities for Accounts Payable and Accrued Expenses	(6,261)		
Change in Non-Allowable Assets	2,083		
Adjustment of Interest Income	5		
			4,481
Net Capital per above		$	45,238

NOTE 1 - Exemption From Rule 15c3-3

The Company claims an exemption from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

GIBISER & GIBISER, CPA's, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4155 VETERANS HIGHWAY, SUITE 14, RONKONKOMA, NEW YORK 11779
TELEPHONE: (631) 285-6290
FAX: (631) 285-6294
3475 OAK VALLEY RD., N.E., UNIT 2130, ATLANTA, GA 30326-1287
TELEPHONE: (404) 231-0114

Board of Directors
Georgia Capital Partners, Inc. D/B/A
Traders Advantage

In planning and performing our audit of the financial statements and supplemental schedule of Georgia Capital Partners, Inc. D/B/A Traders Advantage, for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(a) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

11

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gibiser & Gibiser CPA's P.C.

Bohemia, New York
February 23, 2004